Exhibit 99.3

Industry Guide 3 - Return on Equity and Assets Ratios

	Q1 2021	For the Year-Ended October 31, 2020	For the Year-Ended October 31, 2019	For the Year-Ended October 31, 2018
Return on Assets	0.90%	0.70%	0.90%	0.96%
Return on Equity	18.6%	14.2%	16.8%	17.6%
Dividend Payout Ratio	41%	55%	46%	45%
Equity to Asset Ratio	5.19%	5.19%	5.64%	5.85%